SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On May 18, 2016, Cnova N.V. (the “Company”) announced that it published a notice on its website at www.cnova.com that it will hold an annual general meeting of shareholders (the “Annual General Meeting”) on June 29, 2016. A copy of the press release is attached hereto as Exhibit 99.1.  Copies of the Notice of and Agenda for the Annual General Meeting and the Explanatory Notes to the Agenda for the Annual General Meeting are furnished herewith as Exhibits 99.2 and 99.3, respectively. The Form of Proxy Card for Holders of Ordinary Shares, the Form of Voting Proxy for Special Voting Shares and the Form of Voting Proxy for Certain Founding Shareholders are also attached hereto as Exhibits 99.4, 99.5 and 99.6, respectively. The Notice of and Agenda for the Annual General Meeting, the Explanatory Notes to the Agenda for the Annual General Meeting and the forms of proxy cards are available on the Company’s website at www.cnova.com.

The information contained in Exhibits 99.2 and 99.3 of this report of foreign private issuer on Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-208111).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: May 18, 2016	By:	/s/ VITOR FAGÁ DE ALMEIDA
	Name:	Vitor Fagá de Almeida
	Title:	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated May 18, 2016 titled “CNOVA N.V. Publishes Agenda for 2016 AGM”
99.2	Notice of and Agenda for the Annual General Meeting
99.3	Explanatory Notes to the Agenda for the Annual General Meeting
99.4	Form of Proxy Card for Holders of Ordinary Shares
99.5	Form of Voting Proxy for Special Voting Shares
99.6	Form of Voting Proxy for Certain Founding Shareholders